SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

R$ 717 MILLION NET INCOME

São Paulo, Brazil, April 27, 2005

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) releases its fisrt quarter 2005 results (1Q05), in accordance with brazilian accounting principles and denominated in Reais. The comments presented herein refer to consolidated results and comparisons are related to the first quarter 2004 (1Q04) unless otherwise stated. On March 31, 2005, the US dollar/Real exchange rate was R$ 2.6662.

Executive Summary

  Net income increased by 115%, due to better prices and sales.
  EBITDA was up by 69%, with an increase of 4 p.p. in the EBITDA margin.
  Net debt decreased by R$1.2 billion in comparison to December 2004, and the net debt over EBITDA ratio reached 0.65x.
  GalvaSud operating at full capacity, with a 200% increase in output, contributed to the 52% share of higher value added products in the Company’s sales mix.
  First deal closed for iron ore sale with delivery volume of 54.7 milion tonnes.
  Acquisiton of ERSA (tin mine and smelting), reinforcing the commitment with cost optimization and leveraging the minning business.
				1Q05 x	1Q05 x
Consolidated Highlights	1Q04	4Q04	1Q05	1Q04	4Q04
				(%Chg)	(%Chg)

Crude Steel Production (thousand t)	1,355	1,389	1,167	(13.9)	(16.0)
Sales Volume (thousand t)	1,138	1,038	1,197	5.2	15.3
Domestic Market	776	756	897	15.6	18.7
Exports	362	282	300	(17.2)	6.1
Net Revenue/Steel Production (R$/t)	1,534	1,953	2,133	39.1	9.2
Financial Data (R$ MM)
Net Revenue	1,865	2,592	2,862	53.5	10.4
Gross Income	841	1,429	1,383	64.4	(3.3)
EBITDA	833	1,415	1,407	68.9	(0.6)
Net Income	333	531	717	115.1	35.1
Net Debt (R$ MM)	4,729	4,708	3,511	(25.8)	(25.4)

Bovespa: CSNA3 R$ 63.30/share NYSE: SID US$ 24.10/ADR (1 ADR = 1 share) Total number of shares = 286,917,045 Market Capitalization: R$ 18.2 bllion / US$ 6.8 billion Prices as of 3/31/2005	Investor Relations Team
Marcos Leite Ferreira – 55 -11-3049-7588
(marcos.ferreira@csn.com.br)
Renata Kater – 55 -11-3049-7592
(renata.kater@csn.com.br)
Rodrigo Maia – 55 - 11-3049-7593
(maia@csn.com.br)
www.csn.com.br

Macroeconomic and Industry Scenario

     Sales of flat steel in Brazil grew by 11% in the first quarter of 2005. Automotive, construction and packaging sectors led the increase in sales in the quarter.

     The increase in production of the automotive sector was mainly driven by the improvement in exports, which registered a signinficant growth of 38% in the quarter and will continue to boost up the sector. Auto production increased by 12.5% in the 1Q05, reaching an all time record in February with 186,051 vehicles produced.

     The consumption of steel in the construction sector increased by 24%, driven by the tiles and profiles market. Although the inventory levels are higher than the average, the expected significant increase in infrastructure investments brings along a positive outlook for the sector.

     Distribution and home appliances sectors also registered a 4% and 12% growth, respectively.

     Tin plate sales volume was 16% higher this quarter, mainly due to the growth in tomato-based products and its derivatives.

     In the international front, United States and Europe are going through similar conditions, significantly different from the scenario observed in Asian market. While the American and Europeann markets have shown weak demand (specifically for the American market, this can be attributed to the severe winter) with inventory levels above average levels in the distribution and service centers, the Asian market, led by the Chinese economy, has shown production and demand growth, creating favorable conditions for price increases, which already occurred in some countries (China, Korea and Japan). With the price gap between American and Asian markets narrowing, Asia is once again the target market for the main exporters.

     It is important to highlight that although demand conditions are unfavorable in the United States and Europe, these two markets are still large raw materials importers, and is expected that they will continue to pressure the raw material prices during 2005, following the coal and iron ore price increases. In Europe, large steel companies announced price increases in the first quarter, but they were unable to apply these raises until this moment.

Production

     Volume produced in the first quarter of 2005 was 1.2 million tones of crude steel and 1.1 million tones of rolled steel, down by 14% and 10%, respectively, when compared to the production in first quarter of 2004, by major part as a consequence of the energy supply failure due to problems in 500KV transmission lines of Furnas, occurred in January 1st. While waiting for the stabilization of the energy supply, the downtime was used to anticipate the previously annual planned partial renovations and preemptive maintenance interventions in the production lines. It is important to highlight that the programmed output volume for the year will not be affected by this interruption.

     The positive fact in the quarter was the zinc coated products output volume in Presidente Vargas, Galvasud and Paraná plants, which altogether totaled 310 thousand tones, or a 26% growth. The highlight was the production of 75 thousand tones in GalvaSud, compared to the 25 thousand tones produced in the same period of the prior year.

     The Company ended the quarter with Volta Redonda plant operating at full capacity, reaching in March a new monthly record in the volume produced in the hot strip mill #2, detailed as follows:

Equipment	Previous record		New record (t/month)
	(t/month)

Hot Strip Mill 2	445,683	Nov/04	452,498
Pickling Line 4	141,514	Jan/04	143,217
Zinc Coating Line 2	28,989	Dec/04	30,028
Tin Coating Line 5	17,124	Mar/94	17,560

Sales

     Sales volume reached 1.2 million tones this quarter, 5% higher when compared to the performance of the same period of the last year. The highlight is the increase in the share destined to the domestic market, in line with the Company’s goals for 2005.

     In the sales breakdown by product, it is important to point out the increase in the share of galvanized products – from 25% to 31% - due to the higher production pace of Galvasud and CSN Paraná. Consequently, the sales of higher value-added products have already reached 52% of the total volume sold.

     CSN’s market share remained flat at 33% in the 1Q05 over 1Q04 comparison, even with the larger participation of a new player in the market. CSN has also increased its market share of hot rolled products, segment in which the Company is already the lead producer. The decrease in the share of cold rolled products is explained by the increase in production of GalvaSud, which in turn is supplied by the cold rolled products of CSN. In the galvanized segment, the growth in the production of GalvaSud has been largely directed toward the export market, due to supply conditions of this product in the domestic market.

     Due to the increase in the sales volume compared to the fourth quarter of 2004 and to the interruption in production occurred in January (refer to Production section), the finished products inventory of the parent company was reduced by 150 thousand tonnes over the period between December/2004 and March/2005. Inventory level in the end of March of this year was just 30 thousand tonnes higher than the level registered in March 2004.

Prices

     In the domestic market, price leves remained flat as expected compared to the fourth quarter of 2004. CSN only raised the prices of the hot rolled products, by 4% starting February 1st, but values in the quarter still have not reflected the impact of this readjustment.

     In the international market prices of flat steel and hot rolled steel remained flat, but values of galvanized products decreased slightly. However, CSN got better prices for tin plates, and given the weight of this product in the total exports mix, the average price for exports were slightly higher than the average price in 4Q04.

     As for the international scenario for prices, it is worth to comment on the difference between the market conditions in United States and Europe, from one side, and Asia in the other one. In the first two markets there are high inventory levels in distribution channels, which have not returned to the expected regular levels after the end of the year. This condition, combined with the relative weakening of the demand, determined the price decline observed in this first quarter. The Asian market has the exactly opposite condition: demand is still strong, led by the continuous and accelerated pace of the Chinese growth, while the inventory levels remained very low in the end of the year, specially in China, due to government measures aiming to slowdown the economy. Thus, several countries in the region were able to increase prices.

     For the next quarters, the evolution of prices will depend on how the economic activity will impact the supply-demand equation of steel products and raw materials. It is expected that coal and iron ore markets will remain pressured in 2005 and 2006, therefore demand conditions will be crucial to determine future price increases.

Net Revenues

     CSN consolidated net revenues in 1Q05 increased by 53% and 10% in comparison to 1Q04 and 4Q04, respectively. These increases reflect the upward trend in prices throughout 2004 and the increase in volume sold in 1Q05.

Production Costs (parent company)

     In comparison to the same quarter of the previous year, total production costs were up by R$ 159 million (+16%), mainly due to the coal and coke price increases, which in turn were offset by the reduction in the purchase of hot coil from third parties. In addition to raw material costs increase – R$ 141 million or +31%, general costs also changed significantly (+R$ 21 million or +7%), due to higher maintenance costs as a consequence of the anticipation of the preemptive maintenance activities initially not planned for this period (refer to Production section).

     The opposite situation occurred in the 1Q05 vs. 4Q04 comparison. All raw materials costs decreased by R$ 108 million (-15%), especially coal and coke. The only expense to present increase was the maintenance line, for the reasons already explained.

     The lower average foreign exchange rate for the inventory also influenced the cost reduction registered in the first quarter 2005. Dollar denominated cash cost reached 48%, compared to 52% and 36%, respectively in 4Q04 and 1Q04.

     Regarding the raw material, it is important to highlight the rise in prices referred to LME (London Metal Exchange), such as alluminium, zinc and tin, although they have low impact on costs. Also showing an upward trend, the average coal cost in the quarter was US$ 107/t compared to US$ 100/t in the previous quarter. In the other hand, the average coke cost was reduced from US$ 445/t in 4Q04 to US$ 408/t in 1Q05. It is important to mention that the negotiations for coal prices for 2005 were finalized within the expected price range previously announced (US$ 100-110/t FOB).

Operating Expenses

     Operanting expenses totaled R$ 247 million this quarter. Excluding the effects of MRS and Itasa consolidation, total expenses would have been R$ 237 million, compared to R$ 339 million in 4Q04 (also excluding the consolidation effects). The change is due to higher provision registered in 4Q04.

     In the first quarter 2004 there was also a reversion of provisions, thus explaining mostly the deviation comparing to the first quarter of 2005

EBITDA

     For comparison purposes, the MRS and Itasa consolidation effects and PIS/Cofins adjustment effects were all excluded from the 4Q04 and 1Q05 EBITDA calculation. Compared to 1Q04, due to upward trend in prices, EBITDA grew by 56%. The growth over 4Q04 was 5%, as a result of sales targeting the domestic market, since export prices remained flat in the period.

     The decrease in EBITDA margin in the 1Q05 vs. 4Q04 comparison is a result of the increase in the unit cost in 1Q05 due to the reduction in production, as a consequence of the energy supply failure occurred in January (refer to the Production section).

Net Financial Result and Debt

     Financial result (includes financial expenses and income, in addition to net monetary and foreign exchange variations, but excludes deferred foreign exchange losses amortization) totaled negative R$ 104 million in the quarter, representing an improvement of approximately R$ 70 million when compared to 4Q04 and 1Q04. The improvement in the quarter resulted from positive income arising from financial transactions.

     As mentioned in the 4Q04 earnings release, the remaining balance of the amortization of deferred foreign exchange losses was cleared in that quarter.

     Net debt was reduced by R$ 1.2 billion (-25%) during the first quarter of 2005 when compared to December/04, as a result of cash generation, reduction of the working capital and lower financial expenses.

     In the end of the quarter, net debt totaled US$ 1.3 billion, representing 0.65 times the total EBITDA accumulated for the last four quarters, or 0.62 times the annualized 1Q05 EBITDA.

     The US$ 200 million funding obtained in January and the addition of interest due resulted in an increase in the gross debt.

     The average cost of debt was 11% p.a., or 60% of CDI. The target for 2005 is 100% of CDI.

Income Taxes

     Increase in income taxes and social contribution in the period are mainly associated with the growth in Company’s results. Reminding that the compensation of the deferred income taxes due to fiscal losses is expected to be offset during the fiscal year of 2005.

Net Income

     Net income of R$ 717 million represents a 115% growth and is equivalent to 36% of the total net income of 2004. Excluding PIS/Cofins effect (MRS/Itasa consolidation has no effect on net income), the net income in the quarter would have been R$ 705 million, which compared to the 4Q04 (also excluding the same effect), would have increased by 13%.

Capex

     Capex in the quarter totaled R$ 152 million, basically in projects related to the maintenance of the operating and technological excellence in the plants (R$ 115 million). The effect of MRS and Itasa consolidation is R$ 22 million.

     The two main ongoing investment projects of CSN – Casa de Pedra Expansion and Cement Project – registered important developments this quarter.

     In the Casa de Pedra Expansion front, the first iron ore sale contract was closed on March 21, 2005. The first sale contract is 10 years, prices referred to the Asian market and total volume to be delivered of 54.7 million tonnes. Taking into account the new and the existing contracts, almost the entire output of the mine up to 2006 have been already sold. It is worth to highlight that the investment pace is in line with the planned schedule: increase from 16 to 24 Mt/year until mid-year 2006, and to 40 Mt/year until mid-year 2007. The export capacity of the port reaches 7 Mt/year in the first quarter of 2006 and 30 Mt/year in the second quarter of 2007.

      In the Cement Project, the main developents are as follows:

  purchase of equipment for grinding mills;
  assembly of the product testing laboratory;
  development of products with acceptable lab testing results;
  brand development concluded;
  hiring of marketing agency to elaborate communication strategy;
  BNDES funding in final analysis stage;
  conclusion of investments in the Sepetiba Port for clinker import.

     The progress in the Cement Project is in line with the planned schedule, and operations are expected to start in the third quarter of 2006.

Recent Developments
  Acquisition of ERSA

     CSN acquired, in April 8, 2005, 100% of shares of Estanho de Rondônia S.A., composed by a tin mine (Mineração Santa Bárbara) and a metallic tin smelter, both in the State of Rondônia. The sale and purchase agreement states that CSN will not take over any financial, tax of labor related liabilities. If an environmental liability arises, CSN will be refunded by Grupo Brascan, from who CSN bought ERSA.

     The expected output for 2005 is around 1,800 tonnes of tin. Considering an average price for tin of US$ 8,000/t in LME, and an average premium of 3% over LME prices, the revenue for the fiscal year would be approximately R$ 40 million, with 6% EBITDA margin due to the low level of installed capacity utilization in the mine.

     Through a five-year business plan already drafted, the output of the mine would reach 2,200t in 2006, 3,500t in 2007 and 4,000t in 2008, up to a long term production level of 3,800t starting in 2009. The required investment for this expansion (including the installed capacity maintenance) is R$ 59.2 million until 2009, with expected disbursements of R$ 14.5 million in 2005, R$ 9.0 million in 2006, R$ 21.9 million in 2007, R$ 6.7 million in 2008 and R$ 7.1 millon in 2009. In the other hand, nominal smelting capacity can be increased to 4.8kt/year, through operating improvement and virtually no additional investments. With the increase in the mine production, CSN expects to be self sufficient in tin, reaching an EBITDA margin of 30 – 35%, considering the current tin prices and higher dilution of the fixed costs.

  CSN’s stake in Transnordestina

     The project main goal is the transportation of the mining output, mainly of gypsum/plaster, and of the agricultural production, especially of grains, from Piauí, southern Maranhão and west of Bahia, to Pecém (Ceará) and Suape (Pernambuco) ports. The project includes the construction of 1,815 Km of railroads, reconstruction, widening and remodeling of some existing routes, in addition to the refurbishing of two ports preparing them to embark large volumes of bulk solids.

     CFN’s stake will be through the merger of assets held in Transnordestina S.A., at its market value, and through R$ 300 million provided to the company over three years, according to the construction schedule. FDNE’s participation will be R$ 2.05 billion, 50% of which convertible into stocks, and FINOR’s participation will be R$ 1.5 billion. CFN’s stake will be 20%.

  Agreement with the Government of Venezuela

     In March, CSN announced to the Venezuelan Government the intention to jointly create a company to search for unexplored coal reserves in that country. There is not any stablished deadline for the constitution of the company neither for the beginning of the research.

  Antidumping

     In April 6, 2005, the Department of Commerce of the United States announced that it is conducting an administrative revision of the antidumping tariffs applied over the CSN’s hot rolled products exported to that country. In the first part of the revision, information about CSN was analyzed. The final part includes the analysis of information about CSN LLC. If the final outcome of the analysis is in line with the conclusions reached in the first part of the revision, the Department of Commerce will recommend the elimination of any antidumping tariffs over these exports. The final decision will be made until August.

Outlook

     The main issues regarding the performance in the next quarter are the sales volume and price, since the negotiations for the coal were closed in line with the previously announced expected price. Regarding steel prices, we continue to expect flat prices in the domestic market, while in international market the expectations mainly turn to the capacity of European companies to apply the price increases, ahead of the pressure on costs after the iron ore and coal price rises. All this will greatly depend on the behavior of demand and consequently of the inventory levels. The bottom line is that international prices are not expected to show significant changes either way.

First Quarter 2005 Earnings Conference Calls

CSN will host a conference call to discuss its 1Q05 results on May 4, 2005, as follows:

Portuguese Presentation	English Presentation

May 4, 2005 – Wednesday	May 4, 2005 – Wednesday
10:00 am – Brasília	12:00 pm – Brasília
9:00 am – US ET	11:00 am – US ET
Tel: (11) 2101-1490	Tel: (1-973) 582-2734
Code: CSN	Code: CSN or 5998712

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.8 million tons of crude steel and consolidated gross revenues of R$ 12.3 billion in 2004, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Follow below six pages with tables

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$

	1Q2005	4Q2004	1Q2004

Gross revenue	3,577,631	3,649,776	2,261,816
Gross revenue deductions	(715,362)	(1,057,503)	(396,666)
Net revenue	2,862,269	2,592,273	1,865,150
Domestic Market	2,173,910	1,911,401	1,283,828
Export Market	688,359	680,872	581,322
Cost of goods sold (COGS)	(1,479,577)	(1,162,801)	(1,024,309)
COGS, excluding depreciation	(1,254,079)	(954,719)	(854,693)
Depreciation allocated to COGS	(225,498)	(208,082)	(169,616)
Gross Profit	1,382,692	1,429,472	840,841
Gross Margin (%)	48,3%	55,1%	45,1%
Selling expenses	(135,275)	(112,469)	(122,821)
General and administrative expenses	(66,230)	(110,052)	(54,594)
Depreciation allocated to SG&A	(12,039)	(23,448)	(10,602)
Other operating income (expense), net	(33,274)	(137,734)	4,726
Operating income before financial and equity interest	1,135,874	1,045,769	657,550
Net financial result	(104,246)	(211,990)	(203,809)
Financial expenses	(332,348)	(342,449)	(290,067)
Financial income	390,212	(268,526)	167,436
Net Monetary and foreign exchange variations	(162,110)	431,769	(53,009)
Defferral of foreign exchange loss amortization		(32,784)	(28,169)
Equity interest in subsidiaries	(19,678)	(60,462)	7,449
Operating Income (loss)	1,011,950	773,317	461,190
Non-operating income (expenes) Net	(840)	(4,537)	339
Income Before Income and Social Contribution Taxes	1,011,110	768,780	461,529
(Provision)/Credit for income tax	(215,885)	(171,964)	(90,251)
(Provision)/Credit for social contribution	(78,393)	(66,306)	(37,993)

Net income (Loss)	716,832	530,510	333,285

EBITDA*	1,406,685	1,415,033	833,042
EBITDA margin (%)	49.1%	54.6%	44.7%

*EBITDA = Gross income, excluding sales, general and administrative expenses, provision for profit sharing, plusdeprecitaion, amortization and depletion.

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$

	1Q2005	4Q2004	1Q2004

Gross revenue	3,140,698	2,781,361	1,912,141
Gross revenue deductions	(658,600)	(864,542)	(323,783)
Net revenue	2,482,098	1,916,819	1,588,358
Domestic Market	2,042,256	1,482,641	1,209,362
Export Market	439,842	434,178	378,996
Cost of goods sold (COGS)	(1,209,555)	(814,722)	(863,101)
COGS, excluding depreciation	(1,011,833)	(654,409)	(707,036)
Depreciation allocated to COGS	(197,722)	(160,313)	(156,065)
Gross Profit	1,272,543	1,102,097	725,257
Gross Margin (%)	51,3%	57,5%	45,7%
Selling expenses	(76,888)	(67,163)	(57,834)
General and administrative expenses	(45,310)	(73,456)	(41,598)
Depreciation & Amortization allocated to SG&A	(6,607)	(7,536)	(7,337)
Other operating income (expense), net	(32,792)	(85,890)	(11,072)
Operating income before financial and equity interest	1,110,946	868,052	607,416
Net financial result	(326,514)	(2,458)	(374,435)
Financial expenses	(263,731)	(254,560)	(300,320)
Financial income	1,389	(279,076)	32,371
Net Monetary and foreign exchange variations	(64,172)	556,105	(78,985)
Defferral of foreign exchange loss amortization		(24,927)	(27,501)
Equity interest in subsidiaries	245,091	(29,514)	242,194
Operating Income (loss)	1,029,523	836,080	475,175
Non-operating income (expenes, Net	(920)	(7,453)	(54)
Income Before Income and Social Contribution Taxes	1,028,603	828,627	475,121
(Provision)/Credit for income tax	(205,986)	(170,906)	(89,868)
(Provision)/Credit for social contribution	(73,894)	(64,694)	(37,894)

Net income (Loss)	748,723	593,027	347,359

EBITDA*	1,348,067	1,121,791	781,890
EBITDA Margin (%)	54.3%	58.5%	49.2%

Additional Information

Deliberated/Proposed Dividends and Interest on Equity	48,405	2,268,045

Number of Shares - thousands **	276,193	276,893	71,729,261

Earnings (Loss) per share - R$	2.71	2.14	0.00484

**Excluding treasury stocks
*EBITDA = Gross income, excluding sales, general and administrative expenses, provision for profit sharing, plusdeprecitaion, amortization and depletion.

BALANCE SHEET
Corporate Law – thoushands of R$

	Parent Company		Consolidated
	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Current Assets	7,275,356	6,440,179	11,127,586	8,608,514
Cash and marketable securities	2,644,702	1,957,277	6,125,210	3,671,205
Trade accounts receivable	2,012,324	1,696,794	1,335,012	1,140,136
Inventory	1,345,447	1,560,071	2,064,172	2,276,027
Other	1,272,883	1,226,037	1,603,192	1,521,146
Long-term assets	1,561,082	1,531,697	1,794,259	1,783,244
Permanent asstes	17,897,514	17,752,126	14,213,700	14,312,890
Investiments	5,671,364	5,450,044	273,347	292,649
PP&E	12,025,556	12,092,187	13,602,897	13,666,804
Deffered	200,594	209,895	337,456	353,437

Total Assets	26,733,952	25,724,002	27,135,545	24,704,648

Current Liabilities	6,668,644	6,231,577	7,400,710	6,163,662
Loans and financing	1,425,841	1,253,736	2,567,928	1,772,455
Other	5,242,803	4,977,841	4,832,782	4,391,207
Long-term liabilities	12,565,025	12,647,884	12,378,321	11,807,922
Loans and financing	7,345,500	7,535,135	7,158,515	6,697,237
Deffered income and social contribution taxes	2,264,007	2,296,013	2,264,019	2,296,038
Other	2,955,518	2,816,736	2,955,787	2,814,647
Future periods results			77,394	77,796
Shareholders' Equity	7,500,283	6,844,541	7,279,120	6,655,268
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,701,095	4,763,226	4,701,095	4,763,226
Earnings reserve	823,392	823,392	823,392	634,119
Treasury Stock	(484,919)	(440,343)	(484,919)	(440,343)
Retained earnings	762,449		541,286

Total liabilites and shareholders' equity	26,733,952	25,724,002	27,135,545	24,704,648

     Net Financial Result
Corporate Law - thousands of R$

	Parent Company			Consolidated
	1Q2005	4Q2004	1Q2004	1Q2005	4Q2004	1Q2004

Financial Expenses	(263,731)	(254,560)	(300,320)	(332,348)	(342,449)	(290,067)
Loans and financing	(94,835)	(104,819)	(117,877)	(241,217)	(276,084)	(205,954)
Local currency	(41,393)	(46,823)	(57,308)	(43,236)	(53,894)	(68,692)
Foreign currency	(53,442)	(57,996)	(60,569)	(197,981)	(222,190)	(137,262)
Transactions with subsidiaries	(87,642)	(90,455)	(106,531)
Taxes	(77,642)	(54,117)	(69,141)	(83,304)	(50,291)	(72,098)
Other financial expenses	(3,612)	(5,169)	(6,771)	(7,827)	(16,074)	(12,015)

Financial Income	1,389	(279,076)	32,371	390,212	(268,526)	167,436
Transactions with subsidiaries		6,214
Income from cash investments	5,044	4,306	77,305	78,994	43,478	123,711
Other income	(3,655)	(289,596)	(44,934)	311,218	(312,004)	43,725

Exchange and Monetary Variation	(64,172)	531,178	(106,486)	(162,110)	398,985	(81,178)
Net monetary change	(7,554)	194	(1,299)	(12,341)	(33,673)	(2,409)
Net exchange change	(56,618)	555,911	(77,686)	(149,769)	465,442	(50,600)
Deferred exchage losses		(24,927)	(27,501)		(32,784)	(28,169)

Net Financial Result	(326,514)	(2,458)	(374,435)	(104,246)	(211,990)	(203,809)

Exchange Rate
In R$/US$

	4Q2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005

End of Period	2,8892	2,9086	3,1075	2,8586	2,6544	2,6662

% change	(1.2)	0.7	6.8	(8.1)	(7.1)	0.4
Acumulated (%)	(18.2)	0.7	7.6	(1.1)	(8.1)	0.4

SALES VOLUME
Consolidated - Thousands of tons

	1Q04	4Q04	1Q05

DOMESTIC MARKET	776	756	897

Slabs	14	12	8
Hot rolled	263	273	362
Cold rolled	181	129	140
Galvanized	162	192	205
Tin Plate	157	150	182

EXPORT MARKET	362	282	300

Slabs	-	1	2
Hot rolled	135	38	55
Cold rolled	16	19	15
Galvanized	127	161	162
Tin Plate	83	64	67

TOTAL	1,138	1,038	1,197

Slabs	14	12	8
Hot rolled	398	311	417
Cold rolled	197	147	155
Galvanized	289	354	367
Tin Plate	240	214	249

SALES VOLUME
Parent Company - Thousands of tons

	1Q04	4Q04	1Q05

DOMESTIC MARKET	761	828	958

Slabs	14	12	8
Hot rolled	262	289	361
Cold rolled	170	216	218
Galvanized	159	165	186
Tin Plate	156	146	185

EXPORT MARKET	297	234	234

Slabs	43	67	28
Hot rolled	159	60	66
Cold rolled	1	-	20
Galvanized	20	53	60
Tin Plate	74	54	60

TOTAL	1,058	1,062	1,192

Slabs	57	79	36
Hot rolled	421	348	427
Cold rolled	172	216	238
Galvanized	179	219	245
Tin Plate	230	200	245

NET REVENUE PER UNIT
Consolidated – In R$/ton

	1Q04	4Q04	1Q05

TOTAL MARKET	1,534	1,953	2,133

Slabs	590	923	978
Hot rolled	1,194	1,620	1,764
Cold rolled	1,325	1,823	2,125
Galvanized	1,827	2,174	2,366
Tin Plate	1,972	2,217	2,452

NET REVENUE PER UNIT
Parent Company – In R$/ton

	1Q04	4Q04	1Q05

TOTAL MARKET	1,409	1,735	1,987

Slabs	1,081	1,415	1,352
Hot rolled	1,072	1,499	1,702
Cold rolled	1,376	1,648	1,913
Galvanized	1,762	2,064	2,282
Tin Plate	1,859	2,009	2,355

NET REVENUE PER UNIT
Pro-forma Consolidated – In R$/ton

	1Q04	4Q04	1Q05

TOTAL MARKET	1,534	2,205	2,192

Slabs	590	1,099	1,005
Hot rolled	1,194	1,884	1,812
Cold rolled	1,325	2,115	2,183
Galvanized	1,827	2,387	2,432
Tin Plate	1,972	2,499	2,519

*Excluded MRS/ITASA and PIS/COFINS effects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.